UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: December 31, 2013

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:_____________

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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

BIOLARGO, INC.

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Full Name of Registrant

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Former Name if Applicable

4500 W. GARRY AVENUE

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Address of Principal Executive

Office (Street and Number)

SANTA ANA, CALIFORNIA 92704

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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
[X]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Qorsubject distribution  report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

The Registrant (“BioLargo”, or “we”) is unable to file its report on Form 10-K without undue burden or expense to the Registrant primarily because of its small size and limited resources.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact to this notification

John R. Browning, Esq.	949	234-6266
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                   [X] Yes [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                   [X] Yes [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We generated revenue totaling $167,946 during the year ended December 31, 2013, compared with $65,542 during the year ended December 31, 2012. Included in the 2013 revenue is $100,000 in license revenue from the deposit related to the Central Garden transaction. In 2013 we generated product revenue totaling $67,946, which consisted primarily of sales of our Odor-No-More branded products, and Deodorall branded products. In 2012 we generated product revenue totaling $65,542, which consisted primarily of sales of our Odor-No-More branded products.

Selling, General and Administrative expenses were $2,004,777 for the year ended December 31, 2013, compared to $4,354,414 for the year ended December 31, 2012, a decrease of $2,349,637. The decrease is primarily related to non-cash cash transactions which occurred in 2012 and did not occur in 2013.

Interest expense totaled $281,591 for the year ended December 31, 2013, compared to $616,354 for the year ended December 31, 2012, a decrease of $334,763. The decrease is primarily due to a reduction of interest expense related to our private securities offerings which were converted into shares of our common stock in 2012. This was offset by the fair value of the warrants issued in connection with extending the expiration date of our Winter 2012 Warrants.

Net loss for the year ended December 31, 2013 was $2,901,245, a loss of $0.04 per share, compared to a net loss for the year ended December 31, 2012 of $5,333,986, a loss of $0.08 per share. The decrease in net loss for the year ended December 31, 2013 is primarily attributable to the decrease in Selling, General and Administrative expenses, and the reduction of interest expense, partially offset by the increase in research and development expenses.

Cash and cash equivalents totaled $92,437 at December 31, 2013. We had negative working capital of $605,961 as of December 31, 2013, compared with negative working capital of $341,589 as of December 31, 2012. We had negative cash flow from operating activities of $1,212,252 for the year ended December 31, 2013, compared to a negative cash flow from operating activities of $2,032,804 for the year ended December 31, 2012.

BIOLARGO, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2014	By:	/s/ Dennis P. Calvert
Name: Dennis P. Calvert
Title: President and C.E.O.